

07005970



SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH. D.C.
186
SECTION

AB 3/28

SECUR[ITIES AND EXCHANGE COMMI]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GunnAllen Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5002 W Waters Avenue
(No. and Street)

Tampa, FL 33634
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Declan E. O'Beirne 813-282-0808 x 2617
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

101 E. Kennedy Blvd., Suite 3850 Tampa, FL. 33602
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
[illegible] 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Declan E. O'Beirne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GunnAllen Financial, Inc., as of December 31st, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC
STATE OF FLORIDA

Cherie Monarch
Commission #DD256535
Expires: Oct 07, 2007
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

GunnAllen Financial, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash and cash equivalents	$ 5,395,130
Cash segregated and on deposit for regulatory purposes	47,049
Receivables and deposits from clearing firms	1,503,840
Loans to registered representatives	2,636,680
Receivables from GunnAllen Holdings, Inc. and affiliates	570,486
Securities long, at market value	
Federal obligations	637,716
State and municipal obligations	500,224
Corporate obligations	1,370,811
Corporate stocks	6,620,407
Bank notes	46,059
Furniture, equipment and leasehold improvements, net	1,128,555
Deferred tax asset, net	199,096
Other assets, net	5,207,036
Total assets	$ 25,863,089

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable to brokers	$ 4,319,741
Securities short, at market value	
Federal obligations	127,711
Corporate obligations	84,250
Corporate stocks	260,184
Accounts payable and other liabilities	5,357,476
Income taxes payable	1,225,540
Total liabilities	11,374,902
STOCKHOLDER'S EQUITY:	
Common stock – $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	14,791,364
Retained earnings (deficit)	(304,177)
Total stockholder's equity	14,488,187
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 25,863,089

The accompanying notes are an integral part of this financial statement.

GunnAllen Financial, Inc. and 5002 W. Waters Avenue, LLC
CONSOLIDATED STATEMENT OF INCOME
Year Ended December 31, 2006

REVENUES:	
Commissions	$ 78,441,846
Other revenue related to securities business	33,807,802
Interest and dividends	420,696
Investment banking services fees	16,682,074
Other	7,131,519
Total revenues	136,483,937
EXPENSES:	
Commissions	98,526,325
Compensation and benefits	15,105,998
Clearing expenses	3,425,081
Office and occupancy expenses	2,250,578
Professional fees and legal costs	2,432,196
Insurance	1,250,995
Information technology and communications	2,400,169
Travel and entertainment	1,019,256
Registration fees	348,482
Management services	4,552,654
Interest expense	265,316
Other	2,317,501
Total expenses	133,894,551
INCOME BEFORE INCOME TAX	2,589,386
PROVISION FOR INCOME TAX	1,165,408
NET INCOME	$ 1,423,978

The accompanying notes are an integral part of this financial statement.

GunnAllen Financial, Inc. and 5002 W. Waters Avenue, LLC

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S AND MEMBERS' EQUITY

Year Ended December 31, 2006

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity	Members' Equity	Total Stockholder's And Members' Equity
	Shares	Amount					
BALANCE, December 31, 2005	1,000	$ 1,000	$ 12,615,148	$ (1,938,647)	$ 10,677,501	$ 3,306,352	$ 13,983,853
Cash distributions to parent	-	-	-	-	-	(300,000)	(300,000)
Cash contribution by parent	-	-	2,000,000	-	2,000,000	-	2,000,000
Stock options granted by parent on behalf of the Company	-	-	176,216	-	176,216	-	176,216
Net income (loss)	-	-	-	1,634,470	1,634,470	(210,492)	1,423,978
Deconsolidation of LLC from GAF	-	-	-	-	-	(2,795,860)	(2,795,860)
BALANCE, December 31, 2006	1,000	$ 1,000	$ 14,791,364	$ (304,177)	$ 14,488,187	$ -	$ 14,488,187

The accompanying notes are an integral part of this financial statement.

GunnAllen Financial, Inc. and 5002 W. Waters Avenue, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

CASH FLOWS USED IN OPERATING ACTIVITIES:		
Net income	$	1,423,978
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization of property and equipment		610,940
Amortization of loan costs and intangibles		21,865
Stock-based commission expense		176,216
Deferred taxes		35,086
Securities received as investment banking fees		(6,379,475)
(Increase) decrease in operating assets:		
Receivables and deposits from clearing firms		1,489,051
Receivable from GunnAllen Holdings, Inc.		(416,198)
Loans to registered representatives		979,526
Marketable securities		(1,456,499)
Other assets		(3,500,453)
Increase (decrease) in operating liabilities:		
Commissions payable to brokers		102,793
Firm trading short, at market value		160,367
Accounts payable and other liabilities		488,351
Income taxes payable		1,225,540
Net cash used by operating activities		(5,038,912)
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:		
Purchases of property and equipment		(939,566)
Cash received by LLC upon sale of corporate facility		15,379,853
Net cash provided by investing activities		14,440,287
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Payment of notes payable to bank		(162,575)
Cash contribution by parent		2,000,000
Distributions of cash		(312,107)
Cash distributed to parent and minority interest upon sale of corporate facility		(15,379,853)
Net cash used by financing activities		(13,854,535)
NET DECREASE IN CASH		(4,453,160)
CASH at beginning of period		9,895,339
CASH at end of period	$	5,442,179
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$	265,316
Income taxes	$	-
Noncash activities		

Effective July 20, 2006, the Company deconsolidated LLC from the financial statements (see Note F).

Compensation expense offset by additional paid in capital was recorded in the amount of $176,216 related to the issuance of common stock options by the parent on behalf of the Company.

The deferred tax asset of approximately $3.7 million and the related income tax payable of $3.7 million related to the sale of the LLC's property were transferred or distributed to Holdings after completion of the sale.

The accompanying notes are an integral part of this financial statement.

NOTE A – DESCRIPTION OF ORGANIZATION AND BUSINESS

GunnAllen Financial, Inc. (the "Company" or "GunnAllen Financial") is an introducing securities broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") and the National Futures Association ("NFA"). The Company is a registered investment advisor and a member of the Securities Investor Protection Corporation. Customer transactions are cleared by independent third parties primarily located in the United States who also maintain the individual customer accounts.

The Company was incorporated on January 15, 1986 in the state of Florida and is a wholly-owned subsidiary of GunnAllen Holdings, Inc. ("Holdings").

In 2004, Holdings formed and 80% owned 5002 West Waters Avenue, LLC ("LLC") for the specific purpose of acquiring and maintaining property (land, building and improvements) which now houses the Holdings' and Company's corporate headquarters. The Company leased the facility from LLC through July 20, 2006 at which time the property was sold to an unrelated third party. For financial statement purposes, the Company and LLC are presented on a consolidated basis through July 20, 2006 under the accounting provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 46, *Consolidation of Variable Interest Entities*, as revised. With the sale of the property and the assumption of the mortgage on the property by the purchaser, the Company is no longer required to consolidate the LLC. Accordingly, the financial statements include LLC's results from operations through the date of sale, July 20, 2006. Concurrent with the deconsolidation of LLC herein, its remaining assets and liabilities were distributed to its members (Holdings and the minority interests).

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and LLC through July 20, 2006. All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates in Financial Statements

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2006 there were cash equivalents of $4,576,407.

Revenue Recognition

Commissions: Commissions are earned on customer transactions and are remitted by the clearing firm and direct purchase issuers such as mutual fund companies and insurance companies. This is the Company's primary source of revenue. Accordingly, the primary expense is commissions paid to registered representatives who introduce the customer accounts. Commissions and related expenses are recorded on trade date.

Investment Banking: Investment banking revenues include fees, net of investment banking expenses, arising from securities offerings in which the Company acts as a syndicate, lead manager or selected dealer. Investment banking management fees and sales concessions are recorded on the offering date.

In conjunction with some of the Company's capital market transactions, the Company receives common stock or warrants of its investment banking clients as compensation. Revenue is recognized at the estimable fair value of these securities at the time the Company is entitled to the security. Additionally, the Company is contractually obligated to remit a portion of these securities as commissions and an expense is recorded concurrent with the revenue. Any adjustment to fair value of these securities is reflected in the capital markets revenue and a related adjustment is made to the commission expense.

Other Revenue Related to Securities Business: Other revenue related to securities business include, all commissions generated on customer transactions in such packaged products as, variable insurance and annuities, as well as direct products such as reits, limited partnerships and closed-end fund underwriting.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets for financial reporting purposes and on accelerated methods for income tax purposes. Estimated useful lives for financial reporting purposes range from five years to seven years for furniture and equipment. Leasehold improvements are depreciated using the estimated useful lives or the life of the lease, whichever is shorter. Total accumulated depreciation at December 31, 2006 is approximately $450,000.

Intangible Asset

Intangible asset represents the purchase price of the broker/dealer license obtained in 1997 which was valued and recorded at $327,982. The license is being amortized using the straight-line method over 15 years in accordance with Statement of Financial Accounting Standards (SFAS) No. 144.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Stock-Based Compensation

The Company does not directly issue or grant stock options to its employees and registered representatives; however, Holdings does issue or grant stock options on behalf of the Company. Accordingly, any expense associated with issuance of the stock options is reflected in the Company's financial statements with a corresponding increase to additional paid-in capital. Furthermore, the Company has elected to include all required financial statements disclosures as if the Company had issued the stock options.

The Company and Holdings have adopted SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure and SFAS No. 123R, Share-Based Payment.* This statement amended SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123). The Company elected to use the modified prospective transition method. Under this method the Company will recognize compensation cost for the portion of awards for which the requisite service has not been rendered, as the remaining service is rendered.

As permitted under SFAS 123R, prior to 2006, the Company, for stock options issued to employees recognizes stock-based compensation using the intrinsic value method of accounting prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees.* Under this method, compensation is recognized at the date of grant by the amount that the fair value of the underlying stock exceeds the exercise price.

Many of the Company's registered representatives are independent, and therefore are not considered employees for purposes of accounting for stock option activity. Prior to 2006 the Company accounts for options issued to these registered representatives in accordance with SFAS No. 123R. SFAS No. 123R required that options granted be recorded at fair market value at the date of grant, regardless of the exercise price of the options.

Financial Instruments

The carrying amount of the Company's financial instruments, which include cash, cash equivalents, accounts and notes receivable, accounts payable, and accrued liabilities, approximate fair value due to the short maturity of those instruments. The Company considers the terms of debt instruments to be representative of current market interest rates and, accordingly, the recorded amounts of the related financial instruments approximate their present fair market value.

Income Taxes

The Company accounts for income taxes on the liability method as provided by SFAS No. 109, *Accounting for Income Taxes*, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the actual tax rates which will be in effect when these differences reverse. Deferred tax assets are reduced by a valuation allowance when,

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

The Company files a consolidated tax return with Holdings and the LLC. The income tax provision reported herein is determined on a separate return basis for financial statement purposes.

Advertising

Advertising costs totaling $307,000 are expensed as incurred and are included in other expenses in the consolidated statement of income.

Securities Transactions Long and Short

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Differences between the trade and settlement dates were not material. Profit and loss arising from all securities entered into for the account of the Company is recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are stated at fair value based on quoted market prices, and securities not readily marketable are stated at fair value as determined by management.

New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes; an interpretation of FASB Statement No. 109*. Interpretation 48, which clarifies Statement 109, *Accounting for Income Taxes,* establishes the criterion that an individual tax position has to meet for some, or all, of the benefits of that position to be recognized in the Company's financial statements. On initial application, Interpretation 48 will be applied to all tax positions for which the statute of limitations remains open. Only tax positions that meet the more-likely than-not recognition threshold at the adoption date will be recognized or continue to be recognized. The cumulative effect of applying Interpretation 48 will be reported as an adjustment to retained earnings at the beginning of the period in which it is adopted.

Interpretation 48 is effective for fiscal years beginning after December 15, 2006, and will be adopted by the Company on January 1, 2007. The Company has not been able to complete its evaluation of the impact of adopting Interpretation 48 and as a result, is not able to estimate the effect the adoption will have on its financial position and results of operations.

NOTE C – CASH SEGREGATED AND OR DEPOSIT FOR REGULATORY PURPOSES

At December 31, 2006 the Company had $47,049 in cash segregated in a special bank account for the exclusive benefit of customers, pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

NOTE D – OTHER ASSETS

Other assets consist of the following:

Deposits	$ 1,569,552
Prepaid expenses	1,380,392
Settlement receivables	1,279,473
Other receivable and advances	862,825
Intangible asset, net	114,794
	$ 5,207,036

NOTE E – INTANGIBLE ASSET

The intangible asset at cost of $327,982 is reflected in other assets net of accumulated amortization totaling $213,188 at December 31, 2006. Amortization expense on the intangible asset for the year was $21,865. Estimated amortization expense is $21,865 for each of the following five years.

NOTE F – LLC FINANCIAL STATEMENT INFORMATION

The following is the condensed balance sheet of LLC reflecting the July 20, 2006 sale of the property and immediately prior to the distribution of the cash of approximately $15 million from the sale, 80% to GAH and 20% to the minority interests, and the final transfer or distribution of minor remaining net assets to GAH.

Cash	$ 15,391,960
Furniture, net	550,017
Deferred tax asset	4,700,000
Taxes payable	(4,700,000)
Deferred gain on sale of facility (see Note H)	(12,434,282)
Members' equity	3,507,695
Less:	
Minority interest	(711,835)
GAH interest in members' equity	$ 2,795,860

NOTE F – LLC FINANCIAL STATEMENT INFORMATION– Continued

The condensed statement of income information of the LLC, which is consolidated with the Company through July 20, 2006, follows:

Statement of Operations Information

Revenue, principally rental income	$ 618,000
Operating expenses	(566,175)
Interest expense	(262,316)
Tax expense	-
Net Loss	$ (210,491)

NOTE G – RELATED PARTY TRANSACTIONS

Management Services

During 2006 the Company remitted approximately $4,553,000 to Holdings, its parent Company, in accordance with the management service agreement executed between both parties on January 1, 2006. Holdings provides management, consulting, and financial services to the Company for this fee. Such services include , but are not necessarily limited to advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as, payroll accounting and other administrative services.

Loans to Registered Representatives

As part of the Company's recruiting model, the Company will from time to time enter into loans and promissory notes with registered representatives or groups of registered representatives to assist in transferring the representatives' business practice to the Company. The loans, totaling approximately $2,583,000 at December 31, 2006, are primarily structured to be paid back by the registered representatives or group of registered representatives within a 12-month period through a reduction in their commission payouts or on a structured amortization schedule. The Company assesses the collectibility of the receivables or a regular basis and has recorded a valuation allowance of $350,000 for potentially uncollectible balances.

The Company has loans receivable from employees totaling approximately $54,000 at December 31, 2006.

NOTE H – COMMITMENTS AND CONTINGENCIES

Sale Leaseback Transaction

In July 2006 the Company's corporate facility was sold to an unrelated third party for approximately $23 million which included the assumption of related debt of approximately $7.4 million (see Note F). In conjunction with the sale of the Company's affiliate, the Company executed a lease of the corporate facility for an initial term of fifteen years. As a result, the transaction qualifies for sale-leaseback accounting which requires the deferral of the gain initially recorded on LLC's books and transferred to Holdings of approximately $9.9 million (net of the minority interest share) at the time of the sale which has been transferred from LLC to Holdings. The deferred gain will be amortized on a straight line basis over the lease term. The lease payments starting with the first annual payment will be approximately $1.6 million with a 2 ½% annual base operating cost adjustment over the life of the lease. GAF is the sole lessee of the property and is responsible for all maintenance, insurance, taxes, utilities and other charges.

Leases

The Company conducts operations utilizing several leased facilities including its corporate facility and leased equipment. The future minimum lease payments on non-cancelable operating leases are as follows:

2007	$ 2,255,000
2008	2,222,000
2009	2,022,000
2010	1,755,000
2011	1,767,000
Thereafter	19,332,000
Total minimum lease payments	$ 29,353,000

Certain leases contain renewal options and escalation clauses. Rent expense for all operating leases for the year was approximately $1,200,000.

Legal and Regulatory Proceedings

The Company is a defendant or co-defendant in various lawsuits and arbitrations incidental to its securities business.

As a result of the extensive regulation of the securities industry, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business. During 2006, the Company underwent a regulatory examination by the National Association of Securities Dealers, Inc. (NASD). To date the results of this examination have not been presented to the Company's management. As a result, it is not possible to readily determine the final resolution of the examination and any possible imposition of censures, sanctions or fines which may result. In the opinion of the Company's management, based on current available information, review with outside legal counsel, and consideration of amounts provided for in the

NOTE H – COMMITMENTS AND CONTINGENCIES – Continued

accompanying consolidated financial statements with respect to these matters, ultimate resolution of this matter is not expected to have a material adverse impact on the Company's financial position or results of operations, although the development of additional facts may have a material effect on the results of operations in any future period. In addition, from time to time regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

The Company is currently involved in various legal disputes through the normal course of its business for amounts which are minimal up to amounts in excess of $10 million. The Company believes that it has meritorious defenses and/or its exposure is limited by its Independent Contractor Agreements as discussed below and its utilization of insurance coverage. Based on management's assessment and advice from its legal counsel, and consideration of amounts provided for in the financial statements, the Company believes that the ultimate outcome of these disputes will not have a material adverse impact on the financial statements of the Company.

In certain legal matters the Company is a party to the claim in a joint and severally liable fashion with its independent representatives. However, under its Independent Contractor Agreements the independent representatives have full financial responsibility for the satisfaction of all claim awards. The Company's current practice is to strictly enforce the reimbursement policy provided by the Agreement. Accordingly, the Company does not recognize any claim expense unless the full collectibility of the reimbursement is in question. Generally, these awards are less than $60,000.

The Company is contesting the allegations in these and other matters and believes that there are meritorious defenses in each of these matters. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of the Company's management, based on current available information, review with outside legal counsel, and consideration of amounts provided for in the accompanying consolidated financial statements with respect to these matters, ultimate resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and upon the level of income for such period.

Credit Risk

Under the agreements with its various clearing brokers, the Company has agreed to indemnify the clearing firm for customers introduced by the Company for amounts uncollected by the clearing firm. The Company and the clearing firm establish various procedures to manage customer credit exposure. Management believes the potential for the Company to be required to make payment under these agreements is remote.

NOTE I – NET CAPITAL REQUIREMENTS

The Company is subject to the Security Exchange Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $2,866,205, which was $2,096,057 in excess of its required amount of $770,148. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006 was 4 to 1.

NOTE J – STOCK OPTION PLAN

Effective April 18, 2002, the Board of Directors and the shareholders of Holdings established and approved a stock option plan (the "Plan") which provides for the grant of stock options of Holding's common stock to the Company's officers, directors, employees, registered independent representatives, and consultants. The purpose of the stock option plan is to attract and retain qualified personnel, to provide additional incentives to employees, registered independent representatives, officers, directors and consultants of the Company and to promote the success of the Company's business.

Each option granted under the stock option plan may have a maximum term of up to ten years, subject to earlier termination following the optionee's cessation of service with the Company. All options granted to date have a term of five years and compensation is recorded on a straightline method over the vesting period.

During 2006, 375,000 options were issued to employees under the plan that have 3 years vesting with exercise prices ranging from $6.20 to $8.00 per share. Additionally, in 2006, 30,000 options at an exercise price of $10.00 a share were granted to registered independent representatives. Effective with adopting SFAS No. 123R the Company has elected to recognize compensation cost over the vesting period using the straight-line attribution method. For 2006, $176,216 was recorded for these common stock options as expense and additional paid-in-capital related to these options.

As described in the summary of significant accounting policies, the Company has elected to disclose all required disclosures of SFAS 123R as if they had granted the stock options because Holdings has granted the options to the Company's employees and registered representatives.

Stock option activity during 2006, was as follows:

	Number of Options	Range of Exercise Prices	Weighted Average Exercise Price
Outstanding at December 31, 2005	3,794,058	$2.50-$20.00	$5.59
Granted	405,000	$6.20-$10.00	7.15
Forfeited	(671,325)	$2.50-$15.00	6.68
Outstanding at December 31, 2006	3,527,733	$2.50-$20.00	$5.53

NOTE J – STOCK OPTION PLAN – Continued

The following table summarizes information about options outstanding at December 31, 2006:

	Outstanding Options		
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$2.50	1,252,383	0.50	$2.50
$6.00	1,495,350	2.57	$6.00
$6.20	225,000	2.59	$6.20
$8.00	155,000	2.55	$8.00
$10.00	85,000	3.08	$10.00
$12.00	197,500	2.54	$12.00
$12.50	100,000	3.13	$12.50
$15.00	10,000	2.74	$15.00
$20.00	7,500	2.90	$20.00

	Exercisable Options	
Exercise Price	Number of Shares	Weighted Average Exercise Price
$2.50	1,252,383	$2.50
$6.00	1,495,350	$6.00
$6.20	32,022	$6.20
$8.00	26,348	$8.00
$10.00	59,270	$10.00
$12.00	197,500	$12.00
$12.50	100,000	$12.50
$15.00	10,000	$15.00
$20.00	7,500	$20.00

The fair value of the options granted during 2006 was estimated at the date of grants by using management's estimate of fair value of Holdings' common stock of approximately $6.00 per share and the Black-Scholes Option Valuation Model with the following assumptions:

Expected life (in years)	5 years
Risk-free interest rate	4.70%
Volatility	61.00%
Dividend yield	-

NOTE J – STOCK OPTION PLAN – Continued

The weighted average fair value of the options granted during the year was $3.13 an option. As of December 31, 2006 the Company has approximately $1.1 million of total unrecognized compensation cost related to non-vested awards granted that will be recognized over the next three years. The risk-free rate used was based on 5 year US Treasury note rate and the volatility is based on an analysis of publicly-traded peers of Holdings.

The Black-Scholes Option Valuation Model was developed for use in estimating the fair value of traded options and warrants that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

NOTE K – INCOME TAXES

The provision for income tax for the year is comprised of the following components:

Current:	
Federal	$ 4,069,560
State	700,000
	4,769,560
Deferred:	
Federal	(3,079,152)
State	(525,000)
	(3,604,152)
Provision for income tax	$ 1,165,408

The difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is due primarily to the effect on the of state income taxes (approximately $110,000) and certain items not deductible for income tax purposes, (approximately $135,000).

NOTE K – INCOME TAXES – Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consisted of the following at December 31, 2006:

Deferred tax assets:		
Investment losses	$	242,415
Stock option compensation		197,379
Non-deductible reserves and allowances		462,470
		902,264
Deferred tax liabilities:		
Non-recognition of warrant revenue, net		643,201
Fixed asset basis differences		59,967
		703,168
Net deferred tax asset	$	199,096

The deferred tax asset of approximately $3.7 million and the corresponding income tax payable of $3.7 million related to the sale of the LLC's property were transferred or distributed to Holdings after the completion of the sale. Accordingly, the deferred tax asset is not reflected above.

Based on the Company's recent history of income and its projections of taxable income in 2007-2012, the Company believes it is more likely than not that the deferred tax assets will be realized, accordingly, no deferred tax valuation allowance is required at December 31, 2006.

NOTE L – EMPLOYEE BENEFITS

401(k) Retirement Plan

The Company sponsors a 401(k) retirement plan that covers substantially all employees after six months of employment. The Company has elected to provide discretionary matching of eligible employee contributions of 50% of employee contribution to a maximum of 6% of employee gross Earnings. Eligible employees are those employees who are not deemed income producing and who are considered W-2 employees.

Schedule I

GunnAllen Financial, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006

Net capital computation:	
Total stockholder's equity	$ 14,488,187
Deductions and/or charges:	
Non allowable assets:	
Securities owned not readily marketable	5,561
Investment in and receivables from affiliates	570,486
Furniture, equipment, and leasehold improvements, net	1,128,555
Loans and advances	2,837,354
Prepaid expenses and deposits	2,933,334
Other assets	1,907,896
Operational deductions	58,725
Tentative net capital before haircuts on securities positions	5,046,276
Haircut on securities (computed, where applicable, pursuant to Rule 15c3-1 (f)	2,180,071
Net capital	$ 2,866,205
Aggregate indebtedness	$ 11,552,217
Computation of net capital requirement	
Minimum net capital required (based on aggregate indebtedness)	$ 770,148
Minimum dollar net capital requirement of reporting broker or dealer	$ 263,500
Net capital requirement (greater of above)	$ 770,148
Excess net capital over requirement	$ 2,096,057
Ratio aggregate indebtedness to net capital	4:1

There are no material reconciling items between the amounts presented above and the amount as reported in the Company's amended FOCUS report as of December 31, 2006. Therefore, no reconciliation of the two computations is deemed necessary.

Schedule II

GunnAllen Financial, Inc.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006

Credit Balances		
Transactions payable	$	-
Debit Balances	$	-
Reserve Computation		
Excess of total credits over total debits	$	-
Amount held in reserve bank account	$	47,049
Excess funds on deposit	$	47,049

There are no material reconciling items between the amounts presented above and the amount as reported in the Company's amended FOCUS report as of December 31, 2006. Therefore, no reconciliation of the two computations is deemed necessary.

Note: The Company introduces its retail business to an independent clearing firm and direct purchase issuers such as internal fund companies and insurance companies.

Grant Thornton

Accountants and Business Advisors


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH., D.C.
186
SECTION

Independent Auditors' Supplementary Report on Internal Control Required by SEC Rule 17a-5

GunnAllen Financial, Inc.

December 31, 2006

101 E. Kennedy Boulevard
Suite 3850
Tampa, FL 33602-5152
T 813.229.7201
F 813.223.3015
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Grant Thornton

Accountants and Business Advisors

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
GunnAllen Financial, Inc.

In planning and performing our audit of the financial statements of GunnAllen Financial, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required bay rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

101 E. Kennedy Boulevard
Suite 3850
Tampa, FL 33602-5152
T 813.229.7201
F 813.223.3015
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Because of inherent limitations in any internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination f significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP



Tampa, Florida
February 27, 2007

END